Odyssey HealthCare, Inc.
717 N. Harwood, Suite 1500
Dallas, Texas 75201
December 30, 2009
Via EDGAR and First Class Mail
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Larry Spirgel
Assistant Director
Re:	Odyssey HealthCare, Inc. Form 10-K for the fiscal year ended December 31, 2008 Filed March 13, 2009 File No. 0-33267
Dear Mr. Spirgel:
     Set forth below are the responses of Odyssey HealthCare, Inc., a Delaware corporation (the “Company”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 17, 2009 (the “Comment Letter”), with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2008 filed with the Commission on March 13, 2009, File No. 0-33267 (the “Form 10-K”). For your convenience, the Staff’s comment is reproduced below in italics and is numbered to correspond with the comment in the Comment Letter. The page reference contained in the Company’s responses are to the Form 10-K. For your convenience, we have also sent to you paper copies of this letter.
Form 10-K for the fiscal year ended December 31, 2008
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Goodwill, page 50
1.	We note that goodwill comprises approximately 41% of your total assets as of December 31, 2008. In light of the significance of your goodwill balance, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management’s insights and assumptions with regard to the recoverability of your goodwill. Specifically, for each reporting unit in which fair value is not substantially in excess of the carrying value we believe you should provide the following information:

Securities and Exchange Commission
December 30, 2009

•	Percentage by which fair value exceeded the carrying value as of the date of your most recent test;

•	Description of the methods and key assumptions used and how the key assumptions were determined;

•	Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•	Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.
In addition, we understand that you may have a material amount of goodwill allocated to a reporting unit at risk but concluded that a material charge is unlikely even if step one was failed. If so, please disclose this conclusion and the rationale supporting it.
Alternatively, you may disclose that material goodwill does not exist at reporting units that are at risk of failing step one or that no reporting units are at risk. Please provide us with your proposed disclosures.
RESPONSE: In future filings, we will include the following information to provide investors with a better understanding of our impairment testing policy. Also, if in the future, a reporting unit’s fair value is not substantially in excess of the carrying value and the unit is at risk of failing step one, we will incorporate the Commission’s comments above into our filings.
Our 2008 annual goodwill impairment testing was performed as of November 30, 2008. In determining the fair value of our reporting units, we used multiples of EBITDA, or earnings before interest, taxes, depreciation and amortization. We believe using multiples of EBITDA in determining the fair value of our reporting units is appropriate because it correlates with what a market participant would be willing to pay for that unit in today’s market.
As of the date of our annual impairment testing, none of our reporting units failed step one and no reporting units were at risk of failing step one. Furthermore, the fair values of each of our reporting units represented no less than 210% of their carrying values including one reporting unit with positive EBITDA and cash flows that had a negative carrying value.
Prior to filing the Form 10-K we evaluated whether any events had occurred or any circumstances had changed since November 30, 2008 that would indicate goodwill may have become impaired since our annual impairment test. In this evaluation, we considered both qualitative and quantitative factors such as any adverse change in the business climate, current estimates of future profitability of our reporting units, our current stock price, and our market capitalization compared to our book value. Based on this evaluation, we determined that no indications of impairment had arisen since our annual goodwill impairment test.

Securities and Exchange Commission
December 30, 2009

Closing Comments
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please direct any questions or comments regarding the foregoing to me at (214) 245-3274.

Securities and Exchange Commission
December 30, 2009

Sincerely, ODYSSEY HEALTHCARE, INC.
/s/ R. Dirk Allison
R. Dirk Allison
Chief Financial Officer